Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8), filed on May 3, 2013, pertaining to the M.D.C. Holdings, Inc. 2011 Equity Incentive Plan of our report dated January 31, 2013, (except Note 22, as to which the date is April 30, 2013) with respect to the consolidated financial statements of M.D.C. Holdings, Inc., included in its Annual Report (as amended on April 30, 2013 on Form 10-K/A), and our report dated January 31, 2013 with respect to the effectiveness of internal control over financial reporting of M.D.C. Holdings, Inc., included in its Annual Report (as originally filed on January 31, 2013 on Form 10-K).

/s/ Ernst & Young LLP

Irvine, California

May 3, 2013